Filed Pursuant to Rule 253(g)(2)

File No. 024-12624

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 1 DATED JUNE 17, 2026

TO THE OFFERING CIRCULAR DATED MAY 12, 2026

This document (“Supplement No. 1”) supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated May 12, 2026, as filed by us with the Securities and Exchange Commission (the “SEC”) on May 12, 2026 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Termination of Michael E. Tobin’s Contract

Effective as of June 13, 2026, the Company terminated its contract with Michael E. Tobin, who had previously served as a licensed broker entitled to commissions based capital raised from investors introduced by him. Accordingly, as of the date of this Supplement No. 1, no party associated with this offering is entitled to any commission in connection with the sale of our stock in this offering. No commission or other remuneration will be paid to any member of our board of directors or executive officers in connection with the sale of common stock pursuant to this offering. Neither we, nor any other affiliate of ours involved in the offer and sale of our common stock being offered hereby is a member firm of FINRA, and no person associated with us will be deemed to be a broker solely by reason of their participation in the sale of shares of our common stock.

We do still reserve the right in the future and without notice to engage either a placement agent or broker-dealer (or both) to assist in selling our common stock offered hereby and, in the event that we do engage such placement agent or broker-dealer (or both), the resulting professional fees will reduce our proceeds from this offering by the amount of the total of such fees and commissions. Should we engage any such placement agent, we will update this Offering Circular accordingly.